EXHIBIT 4.02

DIVIDEND
REINVESTMENT PLAN

Plan effective on June 1, 1995,
 as amended May 7, 2007 and March 4, 2011

As a shareholder, you should read this document carefully before making any decision regarding the Dividend Reinvestment Plan.

This document is intended for use only in connection with offers and sales of common shares of Nexen Inc. outside the United States under the Dividend Reinvestment Plan and is not to be sent or given to any person within the United States.  If you are a U.S. shareholder and have received this document, please see the prospectus relating to the Dividend Reinvestment Plan, including the United States federal income tax considerations and risk factors included therein and the documents incorporated by reference therein, which forms part of the Registration Statement on Form F-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2011.  The Registration Statement and our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

NEXEN INC.
DIVIDEND REINVESTMENT PLAN

NEXEN

Nexen Inc. (Nexen) is an independent, Canadian-based, global energy company based in Calgary, Alberta, Canada.  Our head office is at 801 - 7th Avenue S.W., Calgary, Alberta, T2P 3P7.

DIVIDEND REINVESTMENT PLAN

Purpose of the Plan

The Dividend Reinvestment Plan (Plan) allows you, the shareholder on record of Nexen common shares (Common Shares), to purchase additional Common Shares by reinvesting the cash dividends paid on your Common Shares without incurring brokerage commissions or service charges.

Nexen’s board of directors decides when dividends are declared. Historically, dividends have been declared quarterly and paid on January 1, April 1, July 1 and October 1. If you choose to participate, Common Shares issued under the Plan will be registered in your name and held in an account maintained by CIBC Mellon Trust Company (the Agent). The additional Common Shares will be issued directly from treasury.  Nexen will use the additional funds received for general corporate purposes.

Benefits to You

1.	Average discounted purchase price

The price you pay for Common Shares purchased under the Plan is 95% of the simple average of the high and low trading prices for Common Shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the dividend payment date.

2.	No Fees

You do not pay brokerage commissions or service charges for Common Shares purchased through the Plan.  Nexen pays all Plan administration costs.

3.	Full Reinvestment

Your dividends are fully reinvested since the Plan allows fractions of Common Shares to be credited to your account.

4.	Plan Management

All Common Shares purchased under the Plan will be held in your account by the Agent. The Agent will provide you with a statement following each dividend payment date.

5.	Flexible Termination

You can terminate your Plan participation at any time (but no more than once each quarter). Your termination is subject to the notice and settlement requirements in the Plan.

6.	Available to Beneficial Shareholders

If your Common Shares are registered in the name of an investment dealer, financial institution or other recognized nominee, your participation in the Plan may be arranged through that nominee, who will advise you of the appropriate procedures.

Participation in the Plan

Who can participate?

Except as described below, all registered shareholders of Common Shares who live in Canada and any other jurisdiction where the Common Shares are qualified for sale can participate in the Plan.

If you live in North America:
The Common Shares are registered in the United States (under the United States Securities Act of 1933 in the U.S.) and are offered for sale in both Canada and the United States. As a registered shareholder living in either country, you can participate in the Plan.

If you live outside North America:
You can also participate in the Plan, subject to any restrictions of laws in your country of residence.

Enrolling in the Plan

If your Common Shares are registered in your name:
Obtain an authorization form from the Agent. You may contact the Agent at any time:

By mail:	CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, Canada M5C 2W9

Online:	www.cibcmellon.com

By phone:	1-800-387-0825 (toll free North America) 1-416-643-5000 (outside North America)

Properly complete and sign the authorization form and return it to the Agent. Once the Agent receives your form, you will become a Plan participant on the next dividend record date provided the Agent has received your form at least five business days before the dividend record date.  If the form is received less than five business days before the dividend record date, that dividend will be paid to you in the usual manner and participation in the Plan will begin with the next dividend.

If your Common Shares are not registered in your name:
Please contact your investment dealer, financial institution or recognized nominee and instruct them to participate in the Plan on your behalf.

If Common Shares are registered in more than one name:
Please ensure all registered shareholders sign the authorization form. If your total Nexen holdings are registered in different names (e.g., full name on some share certificates and initials and surname on other certificates), please complete a separate authorization form for each style of registration. Dividends on shareholdings will be reinvested under one account only if registration is identical.

Dividend record dates have historically been approximately two weeks prior to payment dates. Dividend record and payment dates are published in the financial press and at www.nexeninc.com at least seven trading days before the record date.

Once you enrol in the Plan, your participation is continuous until you withdraw from the Plan or Nexen terminates it (see "Amendment, Suspension or Termination of the Plan").

Common Shares acquired outside the Plan that are not registered in exactly the same name or manner as Common Shares enrolled in the Plan will not be automatically enrolled in the Plan.  If you purchase Common Shares outside the Plan, please contact the Agent to ensure these Common Shares are also enrolled in the Plan.

You cannot assign your right to participate in and purchase Common Shares under the Plan to someone else. In the event of your death, your participation in the Plan continues until a representative of your estate or Nexen terminates your participation.

Method of Purchase

1.
Once you become a participant, you may direct the Agent to reinvest cash dividends (on Common Shares registered in a particular name or manner) to purchase new Common Shares.  NOTE: You cannot direct the Agent to reinvest only a portion of the dividends. 100% of the dividends will be reinvested.

2.	Cash dividends payable to you (minus any applicable withholding tax) will be paid to the Agent.

3.	The Agent uses these funds to automatically purchase additional Common Shares for you on the dividend payment date.

4.
Your account is credited with the additional Common Shares purchased. The number of Common Shares, including fractional Common Shares (see "Fractional Common Shares"), equals the dividends reinvested, divided by the purchase price.

Purchase Price

The price you pay for Common Shares purchased using reinvested dividends is 95% of the simple average of the high and low trading prices for Common Shares on the TSX for the five trading days before the dividend payment date.

You will not be charged any brokerage commissions or service charges. Nexen pays all Plan administration costs.

If you are a U.S. resident and receive your dividends in U.S. dollars, your dividends will be converted from Canadian to U.S. dollars at the noon rate quoted by the Bank of Canada on the record date.  Dividends in U.S. dollars, less applicable withholding taxes, will then be applied to purchase additional Common Shares under the Plan.  The purchase price will be determined according to the second preceding paragraph which will then be converted from Canadian to U.S. dollars at the noon rate quoted by the Bank of Canada on the dividend payment date.

Fractional Common Shares

The Agent will credit your account with fractions of Common Shares and any dividends related to those fractional shares to allow full investment of eligible funds. Fractions will be computed to seven decimal places. Rounding of any fractional interest will be determined by the Agent using what it decides are appropriate methods in the circumstances.

Administration

The Agent will administer the Plan on behalf of Nexen and the Plan participants, pursuant to an Agency Agreement. The agreement may be terminated by Nexen or the Agent at any time by written notice to the other party. The Agent will receive eligible funds, purchase and hold Common Shares accumulated under the Plan and report regularly to the participants.  Common Shares purchased under the Plan will be registered in the name of each participant and will be held by the Agent in the participant accounts.

Nexen will pay all Plan administrative costs, including Agent fees and expenses as agreed upon by the Agent and Nexen.

Reports to Participants

A separate account will be maintained by the Agent for each Plan participant.  A statement will be mailed to you as soon as practicable following each dividend payment date.  This statement will show the record date, dividend payment date, cash dividend paid on your Common Shares, any applicable withholding tax, the number of Common Shares purchased through the Plan for such dividend, the purchase price per Common Share and the updated total number of Common Shares being held by the Agent in your account.  These statements are your continuing record of purchase and should be retained for income tax purposes.  Each year you will also receive the appropriate information for income tax reporting purposes.

Withdrawal from the Plan

You or your legal representative may withdraw from the Plan at any time (but no more than once in each quarter). The Agent must be notified in writing, signed by you or your representative. If you do not personally sign the notice, your representative must provide sufficient evidence of authority to act on your behalf. The withdrawal will become effective on the day the Agent receives the notice as long as it is received at least five business days before the next dividend record date. If the notice is received after this date, the withdrawal will be effective the day after the dividend payment date.

When you withdraw from the Plan, a certificate will be issued for whole Common Shares credited to your account.  You will also receive a cash payment for any fractional Common Shares based on the TSX closing share price on the day before the effective termination date.  After that, cash dividends on Common Shares withdrawn from the Plan will be paid directly to you. In the event of your death, your participation in the Plan continues until a representative of your estate terminates your participation.

Certificates for Common Shares

Common Shares purchased under the Plan will be registered in your name and held in your account. This service protects against loss, theft or destruction of share certificates. The number of Common Shares held for you under the Plan (less the Common Shares for which certificates have already been delivered to you on request) will be shown on your statement.

You can request a share certificate for any number of whole Common Shares purchased under the Plan and held by the Agent. If you withdraw from the Plan or the

Plan is terminated, a certificate for the whole Common Shares issued under the Plan will be distributed to you, or where allowed for or required by applicable law, Common Shares may be electronically issued without a certificate.  Certificates for less than five shares will not be issued unless you withdraw from the Plan or it is terminated. Certificates will not be issued for fractional Common Shares.

Certificates may be requested by writing:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada  M5C 2W9

Certificates will be sent within 21 days after the Agent receives your written request.

The name on your Plan account is the name your shares were registered in at the time of enrolment. Consequently, certificates for whole shares will be registered in that name when issued.

Pledge, Encumbrance or Sale of Shares

You cannot pledge, encumber, sell or otherwise dispose of any Common Shares issued under the Plan if you do not have a share certificate for them. You must first request a certificate for the required number of Common Shares before you can take any action.  A certificate will be issued only for whole Common Shares and will not be issued for less than five Common Shares unless you withdraw from the Plan or it is terminated.

Shareholder Voting

For any vote of shareholders, whole Common Shares held in your account under the Plan on the record date are voted in the same manner as your other Common Shares, either by proxy or in person.  A fractional share does not carry the right to vote.

Rights Offerings

If Nexen offers subscription rights for additional Common Shares or other securities to registered shareholders, Nexen may issue rights certificates to you for the whole Common Shares held in your Plan account on the record date of the rights issue.  Fractional Common Shares in your account will not be entitled to these rights.

Stock Splits and Stock Dividends

 If Nexen Common Shares are distributed because of a stock split or stock dividend, the Agent will retain the

Common Shares received and proportionately credit your account, net of any applicable withholding taxes.  The acquisition date of Common Shares distributed pursuant to a stock dividend will be the dividend payment date on which the stock dividend is paid. The Common Shares will be entitled to future dividend reinvestment in the same manner as other Common Shares held in your Plan account.

If you requested a certificate for Common Shares under the Plan (see “Certificates for Common Shares”), then the Agent will mail you a certificate for any additional Common Shares distributed as a result of a stock split or stock dividend.

Liability of Nexen and the Agent

Neither Nexen nor the Agent shall be liable for any act, or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims of liability:

a)	for receipt or non-receipt of any payment, form or other writing purported to have been sent to Nexen or the Agent;

b)	for actions taken as a result of inaccurate or incomplete information or instructions;

c)	arising out of failure to terminate a participant's account upon the participant's death prior to receiving notice in writing of such death;

d)	relating to the prices at which Common Shares are purchased for the participant's account and the times such purchases are made; or

e)	relating to the tax liability of the participant.

You should recognize that neither Nexen nor the Agent can assure a profit or protect you against a loss on Common Shares purchased under the Plan.

Amendment, Suspension or Termination of the Plan

Nexen reserves the right to amend, modify, suspend or terminate the Plan at any time, but these actions will have no retroactive effect that would prejudice the interests of Plan participants.  Participants will be sent written notice of any amendment, modification, suspension or termination.

If Nexen terminates the Plan, the Agent will remit the following to you as soon as possible:

1.	certificates for whole Common Shares held in your Plan account; and

2.	cash payments for fractional Common Shares based on the TSX closing price of Common Shares on the trading day before the effective termination date.

If Nexen suspends the Plan, no investment will be made by the Agent on the dividend payment date immediately following the effective date of the suspension. The Agent will remit to participants any dividends subject to the Plan and paid after the effective date.

Notices

All notices required to be given under the Plan will be mailed to you at the address shown on the Agent’s records. Please notify the Agent of any change in address.

All notices, requests, elections or instructions you provide the Agent or Nexen must be in writing and signed by you or your legal representative.

For notices to the Agent, please mail to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada  M5C 2W9

For notices to Nexen, please mail to:
Governance Office
Nexen Inc.
801 - 7th Avenue S.W.
Calgary, Alberta, Canada  T2P 3P7

Effective Date of the Plan

The effective date of the Plan is June 1, 1995, as amended May 7, 2007 and March 4, 2011.

General

Nexen reserves the right to interpret and regulate the Plan as necessary and any interpretation or regulation will be final.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing the masculine gender will include feminine and neuter genders and vice versa, and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

Governing Law

The Plan is governed and interpreted according to the laws in force of the Province of Alberta, Canada.

CANADIAN FEDERAL
INCOME TAX CONSIDERATIONS

The following summary of tax consequences is of a general nature only and is not intended to be legal or tax advice to any Plan participant. As a participant, it is your responsibility to consult your own tax advisor on the tax consequences of participating in the Plan in your respective country of residence.

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a Plan participant. This summary is based on provisions of the Income Tax Act (Canada) (Act) in effect on March 4, 2011, and all specific proposals to amend the Act publicly announced by the government of Canada prior to that date. This summary does not take into account or anticipate any changes in law or administrative practice which occur after March 4, 2011.  This summary assumes that the Common Shares are held by the participant as capital property.

Canadian Participants

All dividends reinvested on behalf of a participant are subject to tax treatment accorded to taxable dividends received by the participant from a taxable Canadian corporation resident in Canada. If the participant is an individual, dividends will be subject to the gross-up and credit rules contained in the Act.  If the participant is a private corporation and certain other corporations, a refundable tax will apply to the dividend amount. The fact that dividends are reinvested under the Plan does not affect the taxability of dividends to the participant nor the status of any dividend as an “eligible dividend” under the Act.

A participant will not realize any taxable income on receipt of a share certificate in his or her account.  However, a participant who holds Common Shares as capital property may realize a capital gain (or loss) on the sale or exchange of whole and fractional Common Shares acquired through the Plan. For purposes of determining the amount of any capital gain or capital loss which may result from the disposition of Common Shares, the adjusted cost base of shares will be the average cost of all Common Shares owned and acquired by a participant subsequent to 1971, whether acquired through reinvesting dividends or otherwise owned outside the Plan.

Non-Resident Participants

Dividends

Any Common Share dividends paid or credited to the Agent for a participant resident outside of Canada will be subject to a non-resident withholding tax for Canadian income tax purposes.  Under the Act, the rate of withholding tax on dividends is 25%.  This rate is subject to reduction under the provisions of any income tax treaty between Canada and the country in which the recipient is resident.  For example, under the provisions of the Canada-United States Income Tax Convention, 1980 in effect on March 4, 2011, the rate of Canadian withholding tax for U.S. residents for the purposes of that treaty will generally not exceed 15% of the gross dividend amount.

The amount that may be reinvested in the Plan will be reduced by any Canadian tax withheld. Participant residents outside Canada may be liable for additional tax on dividends paid on Common Shares held in their Plan account in their respective countries of residence.

Capital Gains

A non-resident participant is not subject to Canadian income tax under the Act for any capital gain realized on the sale or deemed disposition of Common Shares unless such shares are taxable Canadian property, as defined in the Act.  Common Shares acquired through the Plan generally will not be taxable Canadian property to a non-resident shareholder unless:

a)
at any time during the five years prior to the disposition, 25% or more of the issued shares of any class of Nexen capital stock belonged to the non-resident participant and/or persons with whom the non-resident participant did not deal at arm's length; or

b)	the Common Shares are used by a non-resident participant in carrying on business in Canada.

Where Common Shares represent taxable Canadian property to the non-resident shareholder, any capital gain realized on a disposition of the Common Shares will be subject to taxation in Canada, except as otherwise provided in any tax treaty between Canada and the shareholder’s resident country.

USE OF PROCEEDS

Nexen has no basis for estimating precisely either the number of Common Shares that may be sold under the Plan or the prices at which shares may be sold.  The funds from the sale of Common Shares under the Plan will be used for general corporate purposes.